United States securities and exchange commission logo





                            September 2, 2020

       Harry Simeonidis
       Chief Executive Officer and President
       GBS Inc.
       708 Third Avenue, 6th Floor
       New York, New York 10017

                                                        Re: GBS Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed August 6,
2020
                                                            File No. 333-232557

       Dear Mr. Simeonidis:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2019 letter.

       Amendment No. 5 to Registration Statement on Form S-1 filed August 6,
2020

       Our Company, page 1

   1. Please revise to explain clearly the stage of development of COVID-19 diagnostic test and where that stage of
development stands in relation to other tests that are currently being used or developed.
Please also revise to explain clearly the nature of the "collaboration"
                                                        to which you refer,
including the obligations of each party and the status of the efforts.
                                                        File the agreement with
Wyss as an exhibit.
       Summary Financial Data, page 11

   2. Please provide pro forma net loss per share and weighted average number of shares outstanding to reflect
the mandatory conversion of Series A Convertible Preferred
 Harry Simeonidis
GBS Inc.
September 2, 2020
Page 2
         Stock and convertible notes, for the most recent fiscal year and any interim period. Also disclose the pro forma common shares outstanding as of the most recent balance sheet date to reflect the mandatory conversions, here and on page 41.
Use of Proceeds, page 38

3. We note your disclosure that the launch of the Saliva Glucose Biosensor will now follow your proposed SARS-CoV-2 Test. Please tell us whether a material use of proceeds from this offering will be for the development of your SARS-CoV-2 Test or revise your disclosure as appropriate.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 4. Licensing Rights, page F-16

4. Please revise to disclose the significant terms of the license agreement, including royalty rates and milestone payments.
Note 11. Subsequent Events, page F-19

5. Please disclose (i) how you will account for your 50% interest in BiosenX, (ii) the amount you will record, and (iii) whether you and BiosenX are entities under common control. Also tell us how you considered the financial statement requirements of Rule 8-
         04 of Regulation S-X.
6. We note a research agreement was entered into by your parent company and Wyss, on
         May 29, 2020. Please clarify your disclosure to describe the extent you are a legal party to this agreement. Also, we note disclosure in the filing that you entered into the agreement (e.g., see page F-9). Please revise your filing to ensure consistent disclosure.
7. Please revise to disclose the significant terms of the June 23, 2020 agreement entered into by you and your parent company. For example, disclose the minimum royalty provisions.
Signatures, page II-5

8. We note that Mr. Sakiris has signed the registration statement as attorney in fact for Dr.
       Boyages and Messrs. Towers and Fisher. Please file the applicable powers of attorney as
FirstName LastNameHarry Simeonidis
       an exhibit to the registration statement. In this regard, we note these directors do not
Comapany    NameGBS
       appear           Inc.
               to have executed   a power of attorney filed with prior
amendments to this
       registration
September  2, 2020 statement.
                    Page 2
FirstName LastName
 Harry Simeonidis
FirstName
GBS Inc. LastNameHarry Simeonidis
Comapany 2,
September NameGBS
             2020    Inc.
September
Page 3    2, 2020 Page 3
FirstName LastName
       You may contact Michael Fay at (202) 551-3812 or Brian Cascio at (202) 551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek at (202) 551-3641 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Ralph V. De Martino, Esq.